[Letterhead of Amy M. Trombly, Esq. ]



February 5, 2007

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC  20549

        Attn:   Mr. Mark Shuman

        Re:     Vital Products, Inc.
                Registration Statement on Form SB-2, as amended
                File Number: 333-127915

Dear Mr. Shuman:

I am securities counsel for Vital Products, Inc. (the "Company").  On
January 10, 2007, we spoke with Mr. Blaise Rhodes and Ms. Tia Jenkins from the Securities and Exchange Commission along with the Company's auditor and accountant regarding comment 28 of the Staff's letter dated December 4, 2006. As a result of the phone call, Mr. Rhodes and Ms. Jenkins agreed to review the Company's response to comment 28 in advance of the rest of the Company's responses to the letter from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated December 4, 2006. We are attaching our response to comment 28.

Form SB-2/A


On The Go Healthcare, Inc. Audited Financial Statements

Predecessor Financial Statement Presentation, page F-1

Comment 28.  Two years of audited financial statements of an issuer are required to be presented in SB filings, but if the issuer was not in existence for the entire two-year period and acquired a business or succeeded to the operations of a business that was in existence for periods that the issuer was not, financial statements for the acquired business must be presented for periods prior to the acquisition. Since the Childcare Division of On The Go Healthcare is the predecessor entity to Vital Products, you must present separate audited statements of operations, cash flows and stockholder's equity of the predecessor up to the date preceding the acquisition, i.e., August 1, 2004- July 4, 2005. Explanatory footnotes are required for this period as well. Statements of operations and cash flows for the successor period, July 5, 2005 - July 31, 2005 are required as well to complete the 2005 presentation. To avoid confusion concerning the presentation of financial statements for the post-merger period, you should disclose that the financial statements of the issuer for the period from May 27, 2005 (inception) to July 31, 2005 include the results of operations and cash flows of the predecessor entity from July 5, 2005 (date of acquisition) to July 31, 2005. Please note that you must present this bifurcated presentation in any document filed with the Commission for which 2005 financial statements are required.

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Response 28. In response to the Staff's most recent comment, the Company has complied with the Staff's previous comments regarding the financial statements included in the registration statement.
             On October 14, 2005, the Staff asked the Company to amend its registration statement to include audited financial statements for the most recent fiscal year. On January 20, 2006, the Company revised the registration statement and disclosure to include the audited financial statements for the year ended
             July 31, 2005 and inadvertently removed the historical financial statements which the Company subsequently put back into the Registration Statement in its February 24, 2006 filing. It their letter dated March 22, 2006, the Staff asked in comment 50 that the Company revise the registration statement to include interim financial statements for the period ending April 30, 2005 and the Company complied with the Staff's request. In addition, the Company included financial statements for the period ended
             April 30, 2006. In comment 65, the Staff asked the Company to provide pro forma financial statements showing the effects of the acquisition and the Company complied. On October 27, 2006, the Staff asked the Company to update its registration statement to include audited financial statements for the year ended
             July 31, 2006. On December 4, 2006, the Company complied with the Staff's request.

             The Company has further evaluated the nature of the transfer of assets between On the Go and Vital. Additionally, management has had further discussions with management of On the Go regarding the transfer of assets and, as a result, the Company determined that providing predecessor financials for the period from August 1, 2004 - July 4, 2005 and Statements of Operations and Cash Flows for the successor period, July 5, 2005 -
             July 31, 2005 would provide shareholders with the most meaningful information.

             The predecessor had wound down its childcare division to the products Vital purchased, which included "...all of [On the Go Healthcare's] right, title and interest in certain Intellectual Property, Equipment and Agreements relating to its Childcare Division, on the terms and conditions stated in th[e Asset Sale] Agreement." This included molds and dies related to the Baby Bath, packaging molds and dies for the padded training seat, a mixing tank and 2kw RF welder as well as sealing machine dies, custom equipment to produce the padded training seat and formulations related to producing materials. In addition, the intellectual property used in the childcare division, the agreements and orders associated with the childcare division, listings on all national retailers across Canada, the books and records, and all rights and claims or causes of action against third parties relating to any of theses assets arising from or based on events or circumstances occurring or existing or omissions to act occurring prior to the time of closing, as well as the assumption of liabilities. Therefore, since the Company purchased all of the predecessor's significant assets in Onthe Go's childcare division, the Company believes the comparison is meaningful. If the Staff concurs, the Company intends to add financial statements for the childcare division for the period August 1, 2004 to the date preceding the acquisition, July 4, 2005, and Statements of Operations and Cash Flows for the successor period, July 5, 2005 -
             July 31, 2005 to the Registration Statement to complete the 2005 presentation.

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We appreciate that the Staff has agreed to review this issue in advance of the
Company filing an amendment and acknowledge that the Company will need to respond to the remaining comments issued by the Staff it in its letter dated December 4, 2006. If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.


                                                Regards,


                                                /s/  Amy M. Trombly
                                                -------------------
                                                Amy M. Trombly

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